Exhibit 3.a1

Certificate of Amendment to Articles of Incorporation
for Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation: Ascentia Biomedical Corporation

2.	The articles have been amended as follows (provide article numbers, if available):

Article I has been deleted in its entirety and replaced with the following:

“Article I - Name

The name of the Corporation is:  DUNCAN TECHNOLOGY GROUP”

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: _____

4.	Effective Date of filing (options): _____________________

5.	Officer Signature (required): /s/